Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED

JUNE 30, 2017 AND 2016

(Presented in thousands of United States dollars, unless otherwise stated)

Fortuna Silver Mines Inc.

Condensed Consolidated Interim Income Statements

(Unaudited – Presented in thousands of US dollars, except for shares and per share amounts)

	Three months ended June 30,		Six months ended June 30
	2017	2016	2017	2016

Sales (note 21)	$63,911	$44,485	$128,745	$87,177
Cost of sales (note 22)	41,700	28,568	79,351	55,706

Mine operating income	22,211	15,917	49,394	31,471

Other expenses
Selling, general and administrative (note 23)	5,852	12,282	11,197	21,985
Exploration and evaluation	63	76	152	176
Share of (income) loss of equity-accounted investee	(24)	–	41	–
Foreign exchange loss (gain)	1,095	(78)	3,227	(461)
Other expenses (income)	1,011	(4)	1,007	(4)

	7,997	12,276	15,624	21,696

Operating income	14,214	3,641	33,770	9,775

Finance items
Interest income	(516)	(68)	(800)	(146)
Interest expense	457	536	936	1,014
Accretion of provisions	162	130	325	275
Loss (gain) on financial assets and liabilities carried at fair value	(605)	(143)	1,017	(143)

	(502)	455	1,478	1,000

Income before income taxes	14,716	3,186	32,292	8,775

Income taxes
Current income tax expense	8,798	3,553	16,801	7,496
Deferred income tax (recovery) expense	(2,980)	1,023	(6,406)	91

	5,818	4,576	10,395	7,587

Net income (loss) for the period	$8,898	$(1,390)	$21,897	$1,188

Earnings (loss) per share (note 20)
Basic	$0.06	$(0.01)	$0.14	$0.01
Diluted	$0.06	$(0.01)	$0.14	$0.01

Weighted average number of common shares outstanding during the period (000’s)
Basic	159,223	130,552	156,544	129,943
Diluted	159,523	130,552	156,976	130,841

The accompanying notes are an integral part of these financial statements.

Fortuna Silver Mines Inc.

Condensed Consoliated Interim Statements of Comprehensive Income (Loss)

(Unaudited – Presented in thousands of US dollars)

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016

Net income (loss) for the period	$8,898	$(1,390)	$21,897	$1,188

Items that may in the future be reclassified to profit or loss:
Change in fair value of hedging instruments, net of nil tax (note 10b)	26	(120)	180	(699)
Change in fair value of marketable securities, net of nil tax (note 6)	(62)	307	186	307

Comprehensive income (loss) for the period	$8,862	$(1,203)	$22,263	$796

The accompanying notes are an integral part of these financial statements.

Fortuna Silver Mines Inc.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited – Presented in thousands of US dollars)

	June 30,	December 31,
	2017	2016

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$34,094	$82,484
Short term investments (note 5)	153,934	41,100
Marketable securities (note 6)	1,074	1,579
Derivative assets (note 10)	–	973
Accounts and other receivables (note 8)	29,868	24,987
Income tax receivable	129	72
Prepaid expenses	1,572	2,145
Inventories (note 9)	14,798	13,572

	235,469	166,912

Deposits on non-current assets (note 11)	2,588	572
Investment in associate (note 7)	2,845	–
Other non-current receivables	836	562
Deferred tax assets	287	471
Mineral properties (note 12)	271,493	263,535
Plant and equipment (note 13)	124,287	130,863

Total assets	$637,805	$562,915

LIABILITIES
CURRENT LIABILITIES
Trade and other payables (note 14)	$36,030	$40,160
Closure and rehabilitation provisions (note 17)	1,352	1,121
Income taxes payable	9,248	14,447
Current portion of finance lease obligations	1,977	2,128
Derivative liabilities (note 10)	66	254

	48,673	58,110

Bank loan	39,820	39,768
Lease obligations	–	906
Other liabilities (note 16)	882	3,544
Closure and rehabilitation provisions (note 17)	12,595	12,091
Deferred tax liabilities	18,755	25,345

Total liabilities	120,725	139,764

EQUITY
Share capital (note 19)	416,631	343,963
Reserves	15,456	16,092
Retained earnings	84,993	63,096

Total equity	517,080	423,151

Total liabilities and equity	$637,805	$562,915

Subsequent events (notes 12 (a)(i) and 27)

/s/ Jorge Ganoza Durant	/s/ Robert R. Gilmore
Jorge Ganoza Durant	Robert R. Gilmore
Director	Director

The accompanying notes are an integral part of these financial statements.

Fortuna Silver Mines Inc.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited – Presented in thousands of US dollars)

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
OPERATING ACTIVITIES
Net income (loss) for the period	$8,898	$(1,390)	$21,897	$1,188
Items not involving cash
Depletion, depreciation, and amortization	11,299	6,973	22,037	13,232
Accretion	162	130	325	275
Income taxes	5,818	4,576	10,395	7,587
Share based payments	152	83	280	298
Share of loss (income) of equity-accounted investee	(25)	–	41	–
Write-down of inventories	566	–	566	–
Write-down of plant and equipment	445	(4)	439	(4)
Unrealized foreign exchange losses	1,347	180	799	121
Gain (loss) on financial assets carried at fair value	(196)	(284)	1,081	(143)
Other	409	(16)	(5)	(508)
	28,875	10,248	57,855	22,046
Accounts and other receivables	1,246	141	(5,227)	(15,799)
Prepaid expenses	(9)	(665)	573	47
Inventories	(1,079)	(5,889)	(1,826)	(923)
Trade and other payables	(5,262)	(7,642)	(4,228)	(7,627)
Share units payable	545	5,409	(3,326)	9,217
Payments on closure and rehabilitation provisions	(149)	(63)	(235)	(145)
Cash provided by operating activities	24,167	1,539	43,586	6,816
Income taxes paid	(11,849)	(2,720)	(22,056)	(8,385)
Interest paid	(455)	(305)	(905)	(736)
Interest income	146	132	266	147
Net cash provided by (used in) operating activities	12,009	(1,354)	20,891	(2,158)

INVESTING ACTIVITIES
Purchase of term deposits	(65,844)	(19,510)	(149,434)	(19,510)
Redemption of term deposits	20,900	17,910	36,600	22,341
Investment in marketable securities (notes 6 and 7)	(1,094)	(1,165)	(2,233)	(1,165)
Purchase of mineral properties, plant and equipment	(11,480)	(3,924)	(20,742)	(20,039)
Deposits to contractors and suppliers, net	(1,613)	(2,260)	(3,630)	–
Proceeds from sale of assets	–	9	15	9
Cash used in investing activities	(59,131)	(8,940)	(139,424)	(18,364)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	–	2,160	76,409	3,970
Share issuance costs	(49)	–	(5,023)	–
Repayments of finance lease obligations	(529)	(172)	(1,057)	(172)
Other	–	–	–	(6)
Cash provided by (used in) financing activities	(578)	1,988	70,329	3,792

Effect of exchange rate changes on cash held	(417)	30	(186)	501
Decrease in cash and cash equivalents during the period	(48,117)	(8,276)	(48,390)	(16,229)
Cash and cash equivalents, beginning of period	82,211	64,265	82,484	72,218
Cash and cash equivalents, end of period	$34,094	$55,989	$34,094	$55,989

Cash and cash equivalents consists of:
Cash	$18,054	$53,469	$18,054	$53,469
Cash equivalents	16,040	2,520	16,040	2,520
Cash and cash equivalents, end of period	$34,094	$55,989	$34,094	$55,989

The accompanying notes are an integral part of these financial statements.

Fortuna Silver Mines Inc.

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited – Presented in thousands of US dollars, except for shares)

	Share capital		Reserves
	Number of common shares	Amount	Equity reserve	Hedging reserve	Fair value reserve	Foreign currency reserve	Retained earnings	Total equity

Balance at January 1, 2017	146,978,173	$343,963	$14,865	$(222)	$334	$1,115	$63,096	$423,151

Total comprehensive income
Net income for the period	–	–	–	–	–	–	21,897	21,897
Other comprehensive income	–	–	–	180	186	–	–	366
Total comprehensive income	–	–	–	180	186	–	21,897	22,263

Transactions with owners of the Company
Issuance of common shares	11,873,750	74,806	–	–	–	–	–	74,806
Share issuance costs	–	(5,023)	–	–	–	–	–	(5,023)
Exercise of warrants	238,515	1,083	–	–	–	–	–	1,083
Exercise of stock options	133,060	520	–	–	–	–	–	520
Transfer upon exercise of stock options	–	198	(198)	–	–	–	–	–
Transfer upon exercise of warrants	–	1,084	(1,084)	–	–	–	–	–
Share-based payments (note 18)	–	–	280	–	–	–	–	280
	12,245,325	72,668	(1,002)	–	–	–	–	71,666

Balance at June 30, 2017	159,223,498	$416,631	$13,863	$(42)	$520	$1,115	$84,993	$517,080

Balance at January 1, 2016	129,240,567	$203,953	$14,169	$(307)	$–	$1,115	$45,238	$264,168

Total comprehensive income
Net income for the period	–	–	–	–	–	–	1,188	1,188
Other comprehensive loss	–	–	–	(699)	307	–	–	(392)
Total comprehensive income	–	–	–	(699)	307	–	1,188	796

Transactions with owners of the Company
Exercise of stock options	1,482,754	3,970	–	–	–	–	–	3,970
Transfer upon exercise of stock options	–	1,710	(1,710)	–	–	–	–	–
Share-based payments (note 18)	–	–	298	–	–	–	–	298
	1,482,754	5,680	(1,412)	–	–	–	–	4,268

Balance at June 30, 2016	130,723,321	$209,633	$12,757	$(1,006)	$307	$1,115	$46,426	$269,232

The accompanying notes are an integral part of these financial statements.

Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

1.	Reporting Entity

Fortuna Silver Mines Inc. and its subsidiaries (the “Company”) is a publicly traded company incorporated and domiciled in British Columbia, Canada.

The Company is engaged in precious and base metal mining and related activities in Latin America, including exploration, extraction, and processing. The Company operates the Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru and the San Jose silver and gold mine (“San Jose”) in southern Mexico, and is developing the Lindero Gold Project in northern Argentina.

Its common shares are listed on the New York Stock Exchange under the trading symbol FSM, and on the Toronto Stock Exchange under the trading symbol FVI.

The Company’s registered office is located at Suite 650, 200 Burrard Street, Vancouver, Canada, V6C 3L6.

2.	Basis of Accounting

Statement	of Compliance

These unaudited condensed consolidated interim financial statements (“interim financial statements”) were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board {“IASB”) applicable to the preparation of interim financial statements, including IAS 34 «Interim Financial Reporting». They do not include all the information required for full annual financial statements. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2016, which includes information necessary for understanding the Company’s business and financial presentation. The same accounting policies and methods of computation are followed in these interim financial statements as compared with the most recent annual financial statements, with the exception of the accounting policy for investments in associates, described in note 4(a).

On August 11, 2017, the Company’s Board of Directors approved these financial statements for issuance.

3.	Functional and Presentation Currency

These interim financial statements are presented in United States Dollars (“$” or “US$”), which is the functional currency of the Company. All amounts in these financial statements have been rounded to the nearest thousand US dollars, unless otherwise stated.

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Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

4.	Significant Accounting Policies

(a)	New Accounting Policy

Investment	in Associates

Associates are those entities in which the Company has significant influence, but not control or joint control, over the entity’s financial and operating policies. Interests in associates are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Company’s share of the profit or loss and other comprehensive income of equity-accounted investees, until the date on which significant influence ceases.

(b)	Significant Accounting Judgements and Estimates

The preparation of these interim financial statements requires management to make judgements and estimates that affect the reported amounts of assets and liabilities at the balance sheet date and reported amounts of expenses during the reporting period. Such judgements and estimates are, by their nature, uncertain. Actual outcomes could differ from these estimates.

The impacts of such judgements and estimates are pervasive throughout the interim financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and are accounted for prospectively.

In preparing these interim consolidated financial statements for the three and six months ended June 30, 2017, the Company applied the critical judgements and estimates disclosed in note 5 of its audited consolidated financial statements for the year ended December 31, 2016.

(c)	Adoption of New Accounting Standards

The following standards or amendments were adopted effective January 1, 2017. They had no significant impact on the financial position, results of operations, or cash flows of the Company previously reported.

Amendments to IAS 12 «Recognition of Deferred Tax Assets for Unrealized Losses». On January 19, 2016, the IASB issued amendments to IAS 12 to clarify how to account for deferred tax assets related to debt instruments measured at fair value. The Company applied this amendment on January 1, 2017 with no change to the condensed consolidated interim financial statements.

Amendments to IAS 7 «Statement of Cash Flows» Disclosure Initiative. On January 29, 2016, the IASB issued amendments to IAS 7 to provide investors with additional information to better understand changes in financial liabilities arising from both cash and non-cash items. The Company applied this amendment on January 1, 2017 with no change to the condensed consolidated interim financial statements.

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Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

(d)	New Accounting Standards issued but not yet effective

In 2014, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”), which will replace IAS 39, Financial Instruments: Recognition and Measurement. The standard includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The IASB completed its project to replace IAS 39 in phases, adding to the standard as it completed each phase. The version of IFRS 9 issued in 2014 supersedes all previous versions and is mandatorily effective for periods beginning on or after January 1, 2018 with early adoption permitted. IFRS 9 does not replace the requirements for portfolio fair value hedge accounting for interest rate risk (often referred to as the “macro hedge accounting” requirements) since this phase of the project was separated from the IFRS 9 project due to the longer-term nature of the macro hedging project which is currently at the discussion paper phase of the due process. The Company has not yet determined the effect of adoption of IFRS 9 on its consolidated financial statements.

In 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), which provides guidance on the nature, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The effective date of this standard is January 1, 2018, with earlier adoption permitted. The Company is in the process of analyzing all its contracts with customers with respect to the application of IFRS 15, however, management does not believe it will change the point of revenue recognition or materially change the amount of revenue recognized compared to how we recognize revenue under our current policies.

Our revenues involve a relatively limited number of types of contracts and customers. In addition, our revenue contracts do not involve multiple types of performance obligations. Revenues from concentrates are recognized as provisional sales, at the time the metals sold and delivered to the customer. Provisional sales are marked to market at the end of each period and adjusted for final settlement.

In 2016, the IASB issued IFRS 16 (“IFRS 16”), Leases, which requires lessees to recognize assets and liabilities for most leases. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2019, with earlier adoption permitted. The Company will be developing a transition plan for this new standard by the end of 2017. The effect of the implementation of IFRS 16 is expected to increase plant and equipment and related debt amounts.

5.	Short Term Investments

	June 30, 2017	December 31, 2016

Term deposits and similar instruments	$ 153,934	$ 41,100

The term deposits have maturities in excess of 90 days and less than one year.

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Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

6.	Marketable Securities

	June 30, 2017	December 31, 2016

Common shares of Medgold Resources Corp.	$ –	$ 1,266
Warrants of Medgold Resources Corp.	–	313
Common shares of Prospero Silver Corp.	1,012	–
Warrants of Prospero Silver Corp.	62	–

	$ 1,074	$ 1,579

In June 2016, the Company acquired 10 million common shares and 10 million warrants of Medgold Resources Corp. (“Medgold”). In February 2017, the Company exercised all of the Medgold warrants it held. Upon exercise, the Company held 24.0% of the common shares of Medgold (20.4% on a fully diluted basis) and reclassified the amounts to investment in associate (note 7).

In May 2017, the Company acquired by way of a private placement 5,357,142 units of Prospero Silver Corp. (“Prospero”) at a price of C$0.28 per unit for cash consideration of C$1.5 million. Each unit is comprised of one common share and one common share purchase warrant exercisable at C$0.35 per share for three years. Following the transaction, the Company owns 14.91% of the issued and outstanding common shares of Prospero and would own 25.95%, only if shareholder approval is received, and all the warrants are exercised.

During the three and six months ended June 30, 2017 the Company recognized an unrealized loss of $62 and an unrealized gain of $186 (2016 – gain of $307), respectively, related to fair value adjustments on its marketable securities through other comprehensive income.

7.	Investment in Associate

Medgold is a Canadian public company which trades on the TSX Venture Exchange under the ticker symbol MED and is quoted in Canadian dollars (“C$”). Medgold’s principal business activity is the acquisition and exploration of resource properties in Serbia.

On February 7, 2017, the Company exercised its share purchase warrants to purchase 10 million common shares of Medgold (note 6). Upon the exercise of these warrants, the Company held a 24.0% interest in Medgold. The Company, through this shareholding, has significant influence over Medgold and accounts for this investment using the equity method. The Company is related to Medgold by virtue of a director in common.

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Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

Medgold shares and warrants presented as marketable securities, January 1, 2017	$1,579

Cash paid upon exercise of warrants	1,372
Fair value adjustments prior to February 7, 2017	(65)

Balance of Medgold Investment at February 7, 2017	2,886
Share of Medgold’s loss for the period February 7, 2017 to June 30, 2017	(41)

Balance June 30, 2017	$2,845

8.	Accounts and Other Receivables

	June 30, 2017	December 31, 2016

Trade receivables from concentrate sales	$ 27,701	$ 23,185
Advances and other receivables	1,597	1,095
Value added taxes recoverable	570	707

Accounts and other receivables	$ 29,868	$ 24,987

The Company’s trade receivables from concentrate sales are expected to be collected in accordance with the terms of the existing concentrate sales contracts with its customers and no amounts were past due at June 30, 2017 or December 31, 2016.

9.	Inventories

	June 30, 2017	December 31, 2016

Concentrate stockpiles	$ 1,580	$ 1,285
Ore stockpiles	2,304	2,659
Materials and supplies	10,914	9,628

Inventories	$ 14,798	$ 13,572

During the three and six months ended June 30, 2017, the Company expensed $41,127 and $78,599 (three and six months ended June 30, 2016 – $28,220 and $54,769), respectively, of inventories to cost of sales.

For the three and six months ended June 30, 2017, the Company wrote down spare parts inventory of $566 (June 30, 2016 - $nil).

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Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

10.	Derivative Assets and Derivative Liabilities

	June 30, 2017	December 31, 2016

Derivative assets
Forward sales contracts	$ –	$ 973

Derivative assets	$ –	$ 973

Derivative liabilities
Interest rate swap	$ 59	$ 254
Forward sales contracts	7	–

Derivative liabilities	$ 66	$ 254

(a)	Metal forward sales contracts (Note 27)

In December 2016, the Company entered into two sets of zinc forward sales contracts with Scotiabank, to mitigate its commodity price risks. The zinc forward sales contracts consist of a total of 3900 tonnes of zinc at a price of $2,650 per tonne and 3900 tonnes of zinc at a price of $2,750 per tonne settling, on average 650 tonnes per month through to the end of December 2017.

In January 2017, the Company entered into a set of lead forward sales contracts with Scotiabank, to mitigate its commodity price risks. The lead forward sales contracts consist of 2,965 tonnes of lead at a price of $2,340 per tonne settling, on average 270 tonnes per month through to the end of December 2017.

The zinc and lead contracts are derivate financial instruments and are not accounted for as designated hedges under IAS 39. They were initially recognized at fair value on the date on which the related derivative contracts were entered into and are subsequently re-measured to estimated fair value. Any gains or losses arising from changes in the fair value of the derivatives are credited or charged to profit or loss.

The following table summarizes the gains (losses) from the settlement of and the open positions for the zinc and lead forward sales contracts as at June 30, 2017:

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Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Realized
Zinc Contracts

Tonnes settled	1,860	–	3,133	–
Average settlement price per tonne	$ 2,781	$–	$ 2,713	$–
Settlement gains (losses)	$ (269)	$–	$ (433)	$–

Lead Contracts

Tonnes settled	495	–	973	–
Average settlement price per tonne	$ 2,181	$–	$ 2,240	$–
Settlement gains (losses)	$ 80	$–	$ 100	$–

Unrealized
Zinc Contracts

Open positions - tonnes	3,977	–	3,977	–
Price per tonne	$ 2,700	$–	$ 2,700	$–
Unrealized gains (losses)	$ 569	$–	$ (232)	$–

Lead Contracts

Open positions - tonnes	289	–	289	–
Price per tonne	$ 2,650	$–	$ 2,650	$–
Unrealized gains (losses)	$ 93	$–	$ 82	$–

(b)	Interest rate swap

Effective April 1, 2015, the Company entered into an interest rate swap (“Swap”) on a notional amount of $40,000, which expires on March 25, 2019 and matches the maturity of the bank loan. The swap has been designated as a hedge for accounting purposes. The swap was entered into to hedge the variable interest rate risk on the Company’s bank loan. The fixed interest rate on the swap is 1.52% and the floating amount is based on the one-month LIBOR rate. The swap is settled on a monthly basis, with settlement being the net difference between the fixed and floating interest rates.

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Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

During the three and six months ended June 30, 2017 the Company recognized unrealized gains of $26 and $180 (three and six months ended June 30, 2016 – unrealized losses of $120 and $699), respectively, related to fair value adjustments through other comprehensive income. The Swap was determined to be an effective hedge for the period.

11.	Deposits on Non-Current Assets

	June 30, 2017	December 31, 2016

Deposits on equipment	$1,685	$119
Deposits paid to contractors	903	453

Deposits on non-current assets	$2,588	$572

12.	Mineral Properties

	Depletable		Not depleted
	Caylloma	San Jose	Lindero	Other	Total

COST
Balance, January 1, 2017	$ 100,630	$ 151,259	$ 130,590	$ 1,844	$ 384,323
Additions	5,396	8,306	4,270	881	18,853
Change in rehabilitation provision	44	558	(3)	–	599
Write-offs	–	–	–	(2)	(2)
Reclassifications	(9)	(11)	–	–	(20)

Balance, June 30, 2017	$ 106,061	$ 160,112	$ 134,857	$ 2,723	$ 403,753

ACCUMULATED IMPAIRMENT
Balance, January 1, 2017	$ 31,900	$ –	$ –	$ –	$ 31,900

Balance, June 30, 2017	$ 31,900	$ –	$ –	$ –	$ 31,900

ACCUMULATED DEPLETION
Balance, January 1, 2017	$ 42,059	$ 46,829	$ –	$ –	$ 88,888
Depletion	3,109	8,363	–	–	11,472

Balance, June 30, 2017	$ 45,168	$ 55,192	$ –	$ –	$ 100,360

NET BOOK VALUE, June 30, 2017	$ 28,993	$ 104,920	$ 134,857	$ 2,723	$ 271,493

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Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

	Depletable		Not depleted
	Caylloma	San Jose	Lindero	Other	Total

COST
Balance, January 1, 2016	$ 92,973	$ 136,666	$ –	$ 1,533	$ 231,172
Acquisition of subsidiary	–	–	128,687	–	128,687
Additions	7,060	14,643	1,795	942	24,440
Change in rehabilitation provision	597	(414)	108	–	291
Write-offs	–	(512)	–	(631)	(1,143)
Reclassifications	–	876	–	–	876

Balance, December 31, 2016	$ 100,630	$ 151,259	$ 130,590	$ 1,844	$ 384,323

ACCUMULATED IMPAIRMENT
Balance, January 1, 2016	$ 31,900	$ –	$ –	$ –	$ 31,900

Balance, December 31, 2016	$ 31,900	$ –	$ –	$ –	$ 31,900

ACCUMULATED DEPLETION
Balance, January 1, 2016	$ 37,552	$ 33,000	$ –	$ –	$ 70,552
Depletion	4,507	13,829	–	–	18,336

Balance, December 31, 2016	$ 42,059	$ 46,829	$ –	$ –	$ 88,888

NET BOOK VALUE, December 31, 2016	$ 26,671	$ 104,430	$ 130,590	$ 1,844	$ 263,535

The assets of Bateas, Cuzcatlan, and their holding companies are pledged as security under the Company’s credit facility.

(a) Exploration and Evaluation Assets

There are several properties at which the Company is conducting exploration and evaluation activities. These are included as “non-depleted – other” within “mineral properties”. Details of these properties are described below.

(i)	Tlacolula Property

Pursuant to an agreement dated September 14, 2009, as amended December 18, 2012 and November 10, 2014, the Company, through its wholly owned subsidiary, Compañia Minera Cuzcatlan S.A de C.V. (“Cuzcatlan”), holds an option (the “Option”) to acquire a 60% interest (the “Interest”) in the Tlacolula silver project (“Property”) located in the State of Oaxaca, Mexico, from Radius Gold Inc.’s wholly owned subsidiary, Radius (Cayman) Inc. (“Radius”) (a company with certain directors in common with the Company).

The Company can earn the Interest by spending $2,000 on exploration of the Property (which includes a commitment to drill 1,500 meters within 12 months after Cuzcatlan has received a permit to drill the Property), making staged payments totaling $300 in cash, and issuing 250,000 common shares of the Company to Radius according to an agreed schedule.

Page | 9

Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

•	$20 in cash and $20 cash equivalent in shares upon stock exchange approval (completed),

•	$30 in cash and $30 cash equivalent in shares by January 15, 2011 (completed),

•	$50 in cash and $50 cash equivalent in shares by January 15, 2012 (completed),

•	$50 in cash and $50 cash equivalent in shares by January 15, 2013 (completed),

•	$50 in cash by January 19, 2015 (completed), and,

•	$100 in cash and $100 cash equivalent in shares within 90 days after Cuzcatlan has completed the first 1,500 meters of drilling on the property.

Upon completion of the cash payments and share issuances and incurring the exploration expenditures as set forth above, the Company will be deemed to have exercised the Option and to have acquired a 60% interest in the Property. Subsequent to June 30, 2017, the Company completed the purchase of the Property for total consideration of $1,328, comprised of $150 cash and the issuance of 239,385 common shares of the Company at a price of $4.71 per common share.

(ii)   Northwest Nevada Initiative

In December 2016, the Company entered into an option agreement with an unrelated party to acquire 6,756 mineral claims in north west Nevada, USA, totaling 239,128 acres (96,773 hectares).

To maintain this agreement, the Company is required to make payments in cash of $2.3 million, cash or shares of $ 4.1 million and exploration expenditures of $2.0 million at specific dates by December 6, 2020.

A further success payment is required if the Company completes an economic study on a potential mine if certain minimum technical parameters based on resource size and rate of return are met.

Page | 10

Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

13. Plant and Equipment

	Machinery and equipment	Land, buildings and leasehold improvements	Furniture and other equipment	Transport units	Equipment under finance lease	Capital work in progress	Total

COST
Balance, January 1, 2017	$ 57,685	$ 132,067	$ 15,848	$ 1,095	$ 7,810	$ 941	$ 215,446
Additions	1,104	13	321	34	–	2,940	4,412
Disposals	(4)	(758)	–	(87)	(515)	–	(1,364)
Reclassifications	635	125	48	19	–	(807)	20

Balance, June 30, 2017	$ 59,420	$ 131,447	$ 16,217	$ 1,061	$ 7,295	$ 3,074	$ 218,514

ACCUMULATED IMPAIRMENT
Balance, January 1, 2017	$ 3,776	$ 16,154	$ 2,365	$ –	$ 475	$ –	$ 22,770
Disposals	(1)	–	–	–	(75)	–	(76)

Balance, June 30, 2017	$ 3,775	$ 16,154	$ 2,365	$ –	$ 400	$ –	$ 22,694

ACCUMULATED DEPRECIATION
Balance, January 1, 2017	$ 17,864	$ 33,479	$ 6,748	$ 576	$ 3,146	$ –	$ 61,813
Disposals	(3)	(313)	–	(78)	(440)	–	(834)
Reclassifications	(18)	–	5	13	–	–	–
Depreciation	2,194	6,713	1,277	87	283	–	10,554

Balance, June 30, 2017	$ 20,037	$ 39,879	$ 8,030	$ 598	$ 2,989	$ –	$ 71,533

NET BOOK VALUE, June 30, 2017	$ 35,608	$ 75,414	$ 5,822	$ 463	$ 3,906	$ 3,074	$ 124,287

Page | 11

Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

	Machinery and equipment	Buildings and leasehold improvements	Furniture and other equipment	Transport units	Equipment under finance lease	Capital work in progress	Total

COST
Balance, January 1, 2016	$ 28,462	$ 94,872	$ 15,476	$ 711	$ 5,215	$ 38,792	$ 183,528
Acquisition of subsidiary	6,954	–	–	–	–	–	6,954
Additions	1,627	258	368	181	2,013	21,849	26,296
Disposals	(211)	–	(106)	(64)	(75)	–	(456)
Reclassifications	20,853	36,937	110	267	657	(59,700)	(876)

Balance, December 31, 2016	$ 57,685	$ 132,067	$ 15,848	$ 1,095	$ 7,810	$ 941	$ 215,446

ACCUMULATED IMPAIRMENT
Balance, January 1, 2016	$ 3,784	$ 16,154	$ 2,405	$ –	$ 483	$ –	$ 22,826
Disposals	(8)	–	(40)	–	(8)	–	(56)

Balance, December 31, 2016	$ 3,776	$ 16,154	$ 2,365	$ –	$ 475	$ –	$ 22,770

ACCUMULATED DEPRECIATION
Balance, January 1, 2016	$ 14,816	$ 24,466	$ 4,387	$ 505	$ 2,845	$ –	$ 47,019
Disposals	(199)	–	(64)	(60)	(67)	–	(390)
Reclassifications	12	2	(14)	–	–	–	–
Depreciation	3,235	9,011	2,439	131	368	–	15,184

Balance, December 31, 2016	$ 17,864	$ 33,479	$ 6,748	$ 576	$ 3,146	$ –	$ 61,813

NET BOOK VALUE, December 31, 2016	$ 36,045	$ 82,434	$ 6,735	$ 519	$ 4,189	$ 941	$ 130,863

Page | 12

Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

14. Trade and Other Payables

	June 30, 2017	December 31, 2016

Trade accounts payable	$ 13,299	$ 15,251
Refundable deposits to contractors	783	1,514
Payroll payable	9,009	10,755
Mining royalty	746	755
Value added taxes payable	2,534	1,866
Interest payable	134	114
Due to related parties (note 15(a))	26	10
Other payables	614	354

	27,145	30,619

Deferred share units payable	4,737	4,992
Restricted share units payable	2,085	2,870
Performance share units payable	2,063	1,679

Total current share units payable (note 18)	8,885	9,541

Total trade and other payables	$ 36,030	$ 40,160

15. Related Party Transactions

(a) Purchase of Goods and Services

During the three and six months ended June 30, 2017 and 2016, the Company entered into the following related party transactions with Gold Group Management Inc. and Mill Street Services Ltd., companies with directors in common with the Company.

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016

Salaries and wages	$ 33	$ 41	$ 104	$ 91
General and administrative expenses	39	(4)	131	75

	$ 72	$ 37	$ 235	$ 166

The Company has outstanding balances payable with Gold Group Management Inc. of $26 as at June 30, 2017 (December 31, 2016 $10). Amounts due to related parties are due on demand, and are unsecured.

Page | 13

Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

(b) Private Placement

In June 2016, the Company acquired 10 million units of Medgold Resources Corp. (the “Medgold Units”) for $1,165. Each unit consisted of one common share of Medgold and one warrant entitling Fortuna to purchase one additional common share of Medgold at C$0.15 until June 17, 2017. Upon acquisition, the Medgold common shares and the Medgold warrants were accounted for as separate financial assets, and were presented on the statement of financial position within marketable securities (note 6). Fair value changes on the Medgold common shares were charged to other comprehensive income, and fair value changes on the Medgold warrants were charged to profit or loss.

In February 2017, the Company exercised the Medgold, warrants resulting in the Company holding a 24% equity interest in Medgold, and commenced accounting for its investment in Medgold using the equity method (note 7).

16. Other Liabilities

	June 30,	December 31,
	2017	2016

Restricted share units (note 18)	$ 815	$ 1,619
Performance share units (note 18)	–	1,866
Non-current liabilities	67	59

	$ 882	$ 3,544

17. Closure and Rehabilitation Provisions

	Closure and rehabilitation provisions
	Caylloma Mine	San Jose Mine	Lindero Project	Total

Balance January 1, 2017	$ 8,182	$ 4,822	$ 208	$ 13,212
Decrease in estimate	(168)	(198)	(3)	(369)
Incurred and charged against the provision	(174)	(61)	–	(235)
Accretion of provisions	153	172	–	325
Foreign exchange differences	255	759	–	1,014

Balance June 30, 2017	$ 8,248	$ 5,494	$ 205	$ 13,947
Current portion	1,077	275	–	1,352
Non-current portion	$ 7,171	$ 5,219	$ 205	$ 12,595

Page | 14

Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

Closure and rehabilitation provisions
	Caylloma Mine	San Jose Mine	Lindero Project	Total

At December 31, 2016	$ 8,182	$ 4,822	$ 208	$ 13,212

Presented as:
Current portion	$ 822	$ 299	$ –	$ 1,121
Non-current portion	7,360	4,523	208	12,091

	$ 8,182	$ 4,822	$ 208	$ 13,212

Closure and reclamation provisions represent the present value of rehabilitation costs relating to mine sites. There have been no significant changes in requirements, laws, regulations, operating assumptions, estimated timing and amount of closure and rehabilitation obligations during the six months period ended June 30, 2017.

18. Share Based Payments

(a) Deferred Share Units (“DSUs”)

Deferred share units are typically granted to non-executive directors of the Company. They are payable in cash, upon resignation, retirement, removal, failure to achieve re-election, or upon a change of control of the Company. The DSUs are fair valued at the end of each reporting period with a corresponding expense to share-based payments, a component of selling, general and administrative costs.

During the six months ended June 30, 2017, 85,038 DSUs (December 31, 2016 – 201,319 DSUs) were granted.

For the three and six months ended June 30, 2017, the Company recognized a share based payments expense in respect of DSUs of $146 (Q2 2016 – $3,626) and a share-based payments recovery of $255 (Six months ended June 30, 2016 – $6,044 share-based payments expense), respectively.

As at June 30, 2017, there were 968,109 DSUs (December 31, 2016 – 883,071 DSUs) outstanding with an estimated fair value of $4,737 (December 31, 2016 – $4,992).

	Number of Deferred Share Units	Fair Value

Outstanding, December 31, 2015	1,016,416	$ 2,279
Grants	201,319	781
Units paid out in cash	(238,027)	(1,721)
Units transferred to trade payables paid F2017	(96,640)	(902)
Change in fair value	–	4,555

Outstanding, December 31, 2016	883,068	$ 4,992

Grants	85,038	402
Change in fair value	–	(657)

Outstanding, June 30, 2017	968,106	$ 4,737

Page | 15

Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

(b) Restricted Share Units (“RSUs”)

Restricted share units are from time to time granted to officers and employees of the Company and typically vest over three years, in tranches of 20%, 30%, and 50%. RSUs are settled in cash or common shares at each vesting date, or upon a change of control or termination without cause. The amount payable is calculated based on a five-day trailing average price. RSUs that settle in cash are amortized over the vesting period based on the Company’s stock price at the end of each reporting period based on the Company’s closing stock price. RSUs that settle in common shares are initially fair valued on grant date and amortized over the vesting period.

	Number of Restricted Share Units	Fair Value

Outstanding, December 31, 2015	1,015,846	$ 2,179
Grants to executive director	317,276	1,161
Grants to officers	389,991	1,509
Grants to employees	82,679	323
Units paid out in cash	(419,019)	(2,104)
Forfeited or cancelled	(49,053)	–
Change in fair value	–	1,421

Outstanding, December 31, 2016	1,337,720	$ 4,489
Grants to officers	406,499	1,919
Grants to employees	36,698	175
Units paid out in cash	(403,023)	(2,100)
Forfeited or cancelled	(5,007)	–
Change in fair value	–	262

Outstanding, June 30, 2017	1,372,887	$ 4,745
Less: Equity grants to executive director and officers	(390,751)	$ (1,845)

Cash settled restricted share units, June 30, 2017	982,136	2,900

Page | 16

Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

(c) Performance Share Units (“PSUs”)

Performance Share Units (“PSUs”) are performance-based awards for the achievement of specified performance metrics by specified deadlines, which also vest over a three-year period in tranches of 20%, 30% and 50%. PSUs for which the performance metrics have not been achieved are forfeited and cancelled. The PSUs for which the performance metrics have been achieved vest and are paid in cash based on a five-day trailing average price.

	Number of Performance Share Units	Fair Value

Outstanding, December 31, 2015	1,236,620	$ 1,194
Units paid out in cash	(247,324)	(961)
Forfeited or cancelled	(103,761)	–
Change in fair value	–	3,312

Outstanding, December 31, 2016	885,535	$ 3,545
Units paid out in cash	(332,076)	(1,770)
Change in fair value	–	288

Outstanding, June 30, 2017	553,459	$ 2,063

Page | 17

Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

19. Share Capital

(a)	Authorized share capital

The Company has an unlimited number of common shares without par value authorized for issue.

(b)	Stock Options

The Company’s Stock Option Plan, as amended and approved from time to time, permits the Company to issue up to 12,200,000 stock options. As at June 30, 2017, a total of 2,222,905 common shares were available for issuance under the plan.

	Number of stock options	Weighted average exercise price

		Canadian dollars

Outstanding, December 31, 2015	3,105,355	$ 3.66
Exercised	(2,236,861)	3.45
Forfeited	(23,501)	4.79

Outstanding, December 31, 2016	844,993	$ 4.19
Exercised	(133,060)	5.17
Granted	617,694	6.35

Outstanding, June 30, 2017	1,329,627	$ 4.00

Vested and exercisable, December 31, 2016	459,578	$ 3.68

Vested and exercisable, June 30, 2017	711,933	$ 4.00

During the six months ended June 30, 2017, 617,694 options (year ended December 31, 2016 - nil) were granted.

The assumptions used to estimate the fair value of the stock options granted during the six months ended June 30, 2017 were a risk-free interest rate of 0.77%, expected volatility of 63.02%, expected term of 3 years, expected forfeiture rate of 5.57%, and an expected dividend yield of nil.

During the three and six months ended June 30, 2017, the Company expensed a total of $46 and $196 (three and six months ended June 30, 2016 – $83 and $298) in share-based payments related to the vesting of stock options.

Page | 18

Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

20. Earnings (loss) per Share

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016

Net income (loss) for the period	$ 8,898	$(1,390)	$ 21,897	$ 1,188
Weighted average number of shares (000’s)	159,223	130,552	156,544	129,943

Earnings (loss) per share - basic	$ 0.06	$ (0.01)	$ 0.14	$ 0.01

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016

Net income (loss) for the period	$ 8,898	$ (1,390)	$ 21,897	$ 1,188

Weighted average number of shares (‘000’s)	159,223	130,552	156,544	129,943

Incremental shares from options	276	–	371	898
Incremental shares from warrants	24	–	61	–

Weighted average diluted number of shares (000’s)	159,523	130,552	156,976	130,841

Diluted earnings (loss) per share	$ 0.06	$ (0.01)	$ 0.14	$ 0.01

During the three and six months ended June 30, 2017 there were no anti-dilutive options or warrants excluded from the above calculation. For the three and six months ended June 30, 2016, excluded from the calculation were nil and 49,084 anti-dilutive options with exercise price of C$nil and C$6.67.

Page | 19

Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

21. Sales

(a)	By product and geographical area

	Three months ended June 30, 2017
	Canada	Peru	Mexico	Argentina	Total

Silver-gold concentrates	$–	$–	$44,057	$–	$44,057
Silver-lead concentrates	–	9,649	–	–	9,649
Zinc concentrates	–	10,205	–	–	10,205

Sales to external customers	$–	$19,854	$44,057	$–	$63,911

	Three months ended June 30, 2016
	Canada	Peru	Mexico	Argentina	Total

Silver-gold concentrates	$–	$–	$28,664	$–	$28,664
Silver-lead concentrates	–	9,894	–	–	9,894
Zinc concentrates	–	5,927	–	–	5,927

Sales to external customers	$–	$15,821	$28,664	$–	$44,485

	Six months ended June 30, 2017
	Canada	Peru	Mexico	Argentina	Total

Silver-gold concentrates	$–	$–	$88,090	$–	$88,090
Silver-lead concentrates	–	19,553	–	–	19,553
Zinc concentrates	–	21,102	–	–	21,102

Sales to external customers	$–	$40,655	$88,090	$–	$128,745

	Six months ended June 30, 2016
	Canada	Peru	Mexico	Argentina	Total

Silver-gold concentrates	$–	$–	$56,527	$–	$56,527
Silver-lead concentrates	–	20,055	–	–	20,055
Zinc concentrates	–	10,595	–	–	10,595

Sales to external customers	$–	$30,650	$56,527	$–	$87,177

Page | 20

Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

(b)	By major customer

	Three months ended June 30,		Six months ended June 30,

	2017	2016	2017	2016

Customer 1	$ 21,004	$ 13,655	$ 44,184	$ 28,460
Customer 2	23,053	15,009	43,906	28,068
Customer 3	16,338	5,927	32,062	10,390
Customer 4	3,516	9,894	8,508	20,259
Other Customers	–	–	85	–

	$ 63,911	$ 44,485	$ 128,745	$ 87,177

For the three and six months ended June 30, 2017, five (June 30, 2016: four) customers represented 100% of total sales to external customers.

22. Cost of Sales

	Three months ended			Six months ended
	June 30, 2017			June 30, 2017
	Caylloma	San Jose	Total	Caylloma	San Jose	Total

Direct mining costs	$ 9,695	$ 15,136	$ 24,831	$ 17,572	$ 29,179	$ 46,751
Salaries and benefits	1,589	1,377	2,966	2,978	2,588	5,566
Workers’ participation	227	1,581	1,808	549	2,726	3,275
Depletion and depreciation	2,742	8,448	11,190	4,986	16,822	21,808
Royalties	236	669	905	484	1,467	1,951

	$ 14,489	$ 27,211	$ 41,700	$ 26,569	$ 52,782	$ 79,351

	Three months ended			Six months ended
	June 30, 2016			June 30, 2016
	Caylloma	San Jose	Total	Caylloma	San Jose	Total

Direct mining costs	$ 7,903	$ 9,943	$ 17,846	$ 15,896	$ 19,399	$ 35,295
Salaries and benefits	1,332	1,170	2,502	2,484	2,242	4,726
Workers’ participation	176	649	825	349	1,366	1,715
Depletion and depreciation	1,901	5,037	6,938	3,712	9,341	13,053
Royalties	188	269	457	372	545	917

	$ 11,500	$ 17,068	$ 28,568	$ 22,813	$ 32,893	$ 55,706

Page | 21

Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

23. Selling, General, and Administrative

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016

General and administrative	$ 4,714	$ 4,068	$ 9,584	$ 7,879
Workers’ participation	442	183	790	407

	5,156	4,251	10,374	8,286
Share-based payments	696	8,031	823	13,699

	$ 5,852	$ 12,282	$ 11,197	$ 21,985

24. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. «Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The following sets up the methods and assumptions used to estimate the fair value of Level 2 and Level 3 financial instruments.

Financial asset or liability	Methods and assumptions used to estimate fair value

Trade receivables

Trade receivables arising from the sales of metal concentrates are subject to provisional pricing, and the final selling price is adjusted at the end of a quotational period. We mark these to market at each reporting date based on the forward price corresponding to the expected settlement date.

Interest rate swaps, and metal contracts

Fair value is calculated as the present value of the estimated contractual cash flows. Estimates of future cash flows are based on quoted swap rates, futures prices and interbank borrowing rates. These are discounted using a yield curve, and adjusted for credit risk of the Company or the counterparty.

Page | 22

Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

Marketable securities - warrants

The Company determines the value of the warrants using a Black-Scholes valuation model which uses a combination of quoted prices and market-derived inputs, such as volatility and interest rate estimates. Fair value changes on the warrants are charged to profit and loss.

During the three and six months ended June 30, 2017, and 2016, there were no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy. The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. Fair value information for financial assets and financial liabilities not measured at fair value is not presented if the carrying amount is a reasonable approximation of fair value.

Page | 23

Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

	Carrying value						Fair value
June 30, 2017	Available for sale	Fair value through profit or loss	FV (hedging)	Loans and receivables	Other liabilities	Total	Level 1	Level 2	Level 3	Carrying value approximates FV

Financial assets measured at FV
Marketable securities - shares	$ 1,012	$ –	$ –	$ –	$ –	$ 1,012	$ 1,012	$ –	$ –	$ –
Marketable securities - warrants	–	62	–	–	–	62	–	62	–	–
Trade receivables concentrate sales	–	27,701	–	–	–	27,701	–	27,701	–	–

	$ 1,012	$ 27,763	$ –	$ –	$ –	$ 28,775	$ 1,012	$ 27,763	$ –	$ –

Financial assets not measured at FV
Cash and cash equivalents	$ –	$ –	$ –	$ 34,094	$ –	$ 34,094	$ –	$ –	$ –	$ 34,094
Term deposits	–	–	–	153,934	–	153,934	–	–	–	153,934
Other receivables	–	–	–	1,597	–	1,597	–	–	–	1,597

	$ –	$ –	$ –	$ 189,625	$ –	$ 189,625	$ –	$ –	$ –	$ 189,625

Financial liabilities measured at FV
Interest rate swap liability	$ –	$ –	$ (59)	$ –	$ –	$ (59)	$ –	$ (59)	$ –	$ –
Metal swaps liability	–	(7)	–	–	–	(7)	–	(7)	–	–

	$ –	$ (7)	$ (59)	$ –	$ –	$ (66)	$ –	$ (66)	$ –	$ –

Financial liabilities not measured at FV
Trade payables	$ –	$ –	$ –	$ –	$ (13,299)	$ (13,299)	$ –	$ –	$ –	$ (13,299)
Payroll payable	–	–	–	–	(9,009)	(9,009)	–	–	–	(9,009)
Share units payable	–	–	–	–	(9,700)	(9,700)	–	(9,700)	–	–
Finance lease obligations	–	–	–	–	(1,977)	(1,977)	–	–	–	(1,977)
Bank loan payable	–	–	–	–	(39,820)	(39,820)	–	–	–	(40,000)
Other payables	–	–	–	–	(1,587)	(1,587)	–	–	–	(1,587)

	$ –	$ –	$ –	$ –	$ (75,392)	$ (75,392)	$ –	$ (9,700)	$ –	$ (65,872)

Page | 24

Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

	Carrying value						Fair value
December 31, 2016	Available for sale	Fair value through profit or loss	FV (hedging)	Loans and receivables	Other liabilities	Total	Level 1	Level 2	Level 3	Carrying value approximates FV

Financial assets measured at FV
Marketable securities - shares	$ 1,266	$ –	$ –	$ –	$ –	$ 1,266	$ 1,266	$ –	$ –	$ –
Marketable securities - warrants	–	313	–	–	–	313	–	313	–	–
Trade receivables concentrate sales	–	23,185	–	–	–	23,185	–	23,185	–	–
Zinc swaps	–	973	–	–	–	973	–	973	–	–

	$ 1,266	$ 24,471	$ –	$ –	$ –	$ 25,737	$ 1,266	$ 24,471	$ –	$ –

Financial assets not measured at FV
Cash and cash equivalents	$ –	$ –	$ –	$ 82,484	$ –	$ 82,484	$ –	$ –	$ –	$ 82,484
Term deposits	–	–	–	41,100	–	41,100	–	–	–	41,100
Other receivables	–	–	–	72	–	72	–	–	–	72

	$ –	$ –	$ –	$ 123,656	$ –	$ 123,656	$ –	$ –	$ –	$ 123,656

Financial liabilities measured at FV
Interest rate swap liability	$ –	$ –	$ (254)	$ –	$ –	$ (254)	$ –	$ (254)	$ –	$ –

	$ –	$ –	$ (254)	$ –	$ –	$ (254)	$ –	$ (254)	$ –	$ –

Financial liabilities not measured at FV
Trade payables	$ –	$ –	$ –	$ –	$ (15,251)	$ (15,251)	$ –	$ –	$ –	$ (15,251)
Payroll payable	–	–	–	–	(10,755)	(10,755)	–	–	–	(10,755)
Share units payable	–	–	–	–	(13,026)	(13,026)	–	(13,026)	–	–
Finance lease obligations	–	–	–	–	(3,034)	(3,034)	–	–	–	(3,034)
Bank loan payable	–	–	–	–	(39,768)	(39,768)	–	–	–	(39,768)
Other payables	–	–	–	–	(17,605)	(17,605)	–	–	–	(17,605)

	$ –	$ –	$ –	$ –	$ (99,439)	$ (99,439)	$ –	$ (13,026)	$ –	$ (86,413)

Page | 25

Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

25. Segmented Information

The following summary describes the operations of each reportable segment.

•	Bateas – operates the Caylloma silver, lead, and zinc mine
•	Cuzcatlan – operates the San Jose silver-gold mine
•	Lindero – development of the Lindero Gold Project
•	Corporate – corporate stewardship

	Three months ended June 30, 2017
	Corporate	Bateas	Cuzcatlan	Lindero	Total

Revenues from external customers	$ –	$ 19,854	$ 44,057	$ –	$ 63,911
Cost of sales	–	(14,489)	(27,211)	–	(41,700)
Selling, general, and administration	(4,061)	(641)	(1,150)	–	(5,852)
Other income (expenses)	2	(11)	(2,136)	–	(2,145)
Finance items	(165)	655	12	–	502

Segment profit (loss) before taxes	(4,224)	5,368	13,572	–	14,716
Income taxes	280	1,767	3,771	–	5,818

Segment profit (loss) after taxes	$ (4,506)	$ 3,603	$ 9,801	$ –	$ 8,898

	Three months ended June 30, 2016
	Corporate	Bateas	Cuzcatlan	Lindero	Total

Revenues from external customers	$ –	$ 15,821	$ 28,664	$ –	$ 44,485
Cost of sales	–	(11,500)	(17,068)	–	(28,568)
Selling, general, and administration	(10,491)	(678)	(1,113)	–	(12,282)
Other (expenses) income	(76)	12	70	–	6
Finance items	(338)	(53)	(64)	–	(455)

Segment profit (loss) before taxes	(10,905)	3,602	10,489	–	3,186
Income taxes	(16)	802	3,790	–	4,576

Segment profit (loss) after taxes	$ (10,889)	$ 2,800	$ 6,699	$ –	$ (1,390)

	Six months ended June 30, 2017
	Corporate	Bateas	Cuzcatlan	Lindero	Total

Revenues from external customers	$ –	$ 40,655	$ 88,090	$ –	$ 128,745
Cost of sales	–	(26,569)	(52,782)	–	(79,351)
Selling, general, and administration	(7,375)	(1,298)	(2,524)	–	(11,197)
Other expenses	(31)	(44)	(4,352)	–	(4,427)
Finance items	(513)	(913)	(52)	–	(1,478)

Segment profit (loss) before taxes	(7,919)	11,832	28,379	–	32,292
Income taxes	(315)	(3,318)	(6,762)	–	(10,395)

Segment profit (loss) after taxes	$ (8,234)	$ 8,514	$ 21,617	$ –	$ 21,897

Page | 26

Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

	Six months ended June 30, 2016
	Corporate	Bateas	Cuzcatlan	Lindero	Total

Revenues from external customers	$ –	$ 30,650	$ 56,527	$ –	$ 87,177
Cost of sales	–	(22,813)	(32,893)	–	(55,706)
Selling, general, and administration	(18,349)	(1,268)	(2,368)	–	(21,985)
Other income (expenses)	407	15	(133)	–	289
Finance items	(756)	(118)	(126)	–	(1,000)

Segment profit (loss) before taxes	(18,699)	6,466	21,008	–	8,775
Income taxes	19	(1,080)	(6,526)	–	(7,587)

Segment profit (loss) after taxes	$ (18,680)	$ 5,386	$ 14,482	$ –	$ 1,188

June 30, 2017
	Corporate	Bateas	Cuzcatlan	Lindero	Total

Total assets	$ 97,475	$ 110,731	$ 288,895	$ 140,704	$ 637,805
Total liabilities	$ 55,157	$ 21,177	$ 43,307	$ 1,084	$ 120,725

December 31, 2016
	Corporate	Bateas	Cuzcatlan	Lindero	Total

Total assets	$ 40,351	$ 105,001	$ 279,316	$ 138,247	$ 562,915
Total liabilities	$ 57,132	$ 23,622	$ 55,202	$ 3,808	$ 139,764

Page | 27

Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

26.	Contingencies and Capital Commitments

(a)	Bank Letter of Guarantee

The Caylloma Mine closure plan was updated in March 2017, with total undiscounted closure costs of $9,230 consisting of progressive closure activities of $3,646, final closure activities of $4,971, and post-closure activities of $613. Pursuant to the closure regulations, the Company is required to place the following guarantees with the government:

•	2017 – $3,179
•	2018 – $4,990
•	2019 – $6,928

Scotiabank Peru, a third party, has established a bank letter of guarantee in the amount of $3,179 (2016 – $3,179), on behalf of Bateas in favor of the Peruvian mining regulatory agency, in compliance with local regulation and to collateralize Bateas’ mine closure plan. This bank letter of guarantee expires on December 31, 2017.

(b)	Other Commitments

As at June 30, 2017, the Company had the following capital commitments, expected to be expended within one year:

•	$1,729 for the filtration plant at the San Jose property,
•	$395 for plant and mine equipment at the San Jose property,
•	$420 for the plant and mine equipment purchases at the Caylloma property,
•	$407 for testing, and consulting at the Lindero property.

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business.

The expected payments due by period, as at June 30, 2017 are as follows:

Expressed in $’000’s
Expected payments due by period as at June 30, 2017
Less than
	1 year	1 - 3 years	4 - 5 years	Total
Office premises	$ 486	$ 1,036	$ 886	$ 2,408
Computer equipment	$ 121	$ 74	$ –	$ 195
Machinery	$ 10	$ –	$ –	$ 10
Total operating leases	$ 617	$ 1,110	$ 886	$ 2,613

Page | 28

Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

(c) Tax Contingencies

Peru

The Company has been assessed by SUNAT, the Peruvian tax authority, $1,745 including interest and penalties of $571 for tax years 2010 and 2011.

•	The Company is appealing these assessments.
•	The Company has provided a guarantee by way of a letter bond in the amount of $819.

No amounts have been accrued at June 30, 2017 or December 31, 2016 in respect of these tax assessments.

Mexico

During 2015, the Company’s foreign trade operations for tax years 2011 to 2014 were reviewed by the Mexican Tax Administration Service (“SAT”) and faced an administrative customs procedure (“PAMA”) for specific temporary import documents (pediments). On October 27, 2015, the SAT issued an assessment regarding the Company’s foreign trade operations for tax years 2011 to 2014, and denied certain claims, which resulted in the following assessments totaling $198 (the “tax credit”):

•	$30 in general import tax, $90 in VAT, and $5 custom management tax, and
•	associated fines of $94

On December 11, 2015, the Company established a security bond in the amount of $211 in favor of PAMA to collateralize this tax credit of $198. This security bond has been renewed until February 2018. On January 21, 2016, the Company presented its arguments before the Mexican Federal Court for the nullification and voidance of the tax credit (the “Company claim”). On August 18, 2016, the Mexican Federal Court issued a first instance resolution declaring the nullity and voidance of the tax assessment, which the tax authority appealed.

On April 6, 2017, the Mexican Federal Court issued a ruling to reinstate the tax credits in dispute and ordered the tax authority to settle the tax credits. The ruling is final and unappealable.

(d) Other Contingencies

The Company is subject to various investigations, claims, legal, labor, and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably for the Company. Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company. In our opinion, none of these matters is expected to have a material effect on the results of operations or financial conditions of the Company.

Page | 29

Fortuna Silver Mines Inc.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2017 and 2016

(Unaudited- Presented in thousands of US dollars – unless otherwise noted)

27. Subsequent events

Subsequent to June 30, 2017 the Company:

a)	entered into zero cost collars for an aggregate 5,100 tonnes of lead with a floor price of $2,100 per tonne and a cap price of $2,500 per tonne, maturing from August 2017 to June 2018.

b)	entered into zero cost collars for an aggregate 3,900 tonnes of zinc with a floor price of $2,500 per tonne and a cap price of $2,965 per tonne, maturing during the first half of 2018.

Page | 30